Nasus pharma ltd.

Yigal Alon 65

Tel Aviv, 6744317, Israel

July 28, 2025

Via EDGAR

Daniel Crawford

Alan Campbell

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Nasus Pharma Ltd. (the “Company,” “we,” “our” and similar terminology)
Registration Statement on Form F-1
Filed July 9, 2025
File No. 333-288582

Dear Sirs,

The purpose of this letter is to respond to the comment letter of July 16, 2025, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Registration Statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 1 to the Registration Statement on Form F-1 (“Amendment No. 1”).

Page references in our responses are to Amendment No. 1. Unless otherwise stated, any defined terms in Amendment No. 1 apply within this letter.

Registration Statement on Form F-1

Business

Our Products

Intranasal Epinephrine (NS002), page 90

1.	We note your revised disclosure on page 91 discussing data from your enantiomeric stability study between NS002 and Epinephrine. Please revise to disclose additional details about this study, including the number of samples tested, the age and manufacturer of the samples, whether the results are statistically significant and whether you can confirm the samples tested were handled, transported and stored according to the manufacturers’ specifications.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 91-92 to include additional details about the enantiomeric stability study. The revised disclosure does not include the age of the samples (other than our NS002 sample stored for 24 months), as this data was not collected by the Company; however, the revised disclosure includes the expiration dates of the EpiPen samples used.

If you have any questions or require additional information, please contact our attorneys Eric Victorson, Esq. at (212) 660-3092 or Oded Har-Even, Esq. at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

Nasus pharma LTD.

By:	/s/ Udi Gilboa
Executive Chairman